Exhibit 99.1

Ability Inc. Reports Fourth Quarter and Full Year 2016 Financial Results

TEL AVIV, ISRAEL, May 16, 2017 / PRNewswire / – Ability, Inc. (NASDAQ: ABIL) (the “Company”), a leading provider of innovative tactical communications intelligence solutions, today announced its financial results for the three and 12 months ended December 31, 2016. The Company also filed today with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the year ended December 31, 2016 (the “Annual Report’). This press release should be read in conjunction with the Annual Report. The Annual Report can be accessed on the SEC's website at http://www.sec.gov as well as on the Investor Relations page of the Company's web site at http://ir.interceptors.com/sec-filings. Shareholders may receive a hard copy of the Annual Report, free of charge, upon request.

Anatoly Hurgin, Ability’s Chief Executive Officer commented: “Although the market penetration of the ULIN technology has been more challenging than we had expected, we continue to be encouraged by the great interest in ULIN around the world and we are hopeful that this interest will translate into revenues over the next quarters. I believe our new directors, Levi Ilsar, Brigadier General (Ret.) Eli Polak and Nimrod Schwartz, all of whom have meaningful experience, will create significant value to our company.”

2016 Fourth Quarter Financial Summary

Revenues for the fourth quarter of 2016 were $2.5 million compared with $2.0 million for the fourth quarter of 2015. Revenues include the contribution from the first ULIN sale, which amounted to approximately $1.3 million in the fourth quarter of 2016.

Gross margin for the fourth quarter of 2016 increased to 54.1% compared to 13.3% in the same period the previous year. The increase was primarily due to the absence of cost of revenues in the fourth quarter of 2016 in connection with the first sale of ULIN due to the waiver of the ULIN supplier of its right to the excess of the 50% of the net revenues generated from such sale over the minimum commitment amount such supplier is entitled to.

Net loss for the three months ended December 31, 2016 was $(3.8) million, or $(0.16) per basic and diluted share, compared with $(380,000), or $(0.02) per basic and diluted share, for the fourth quarter of 2015. Negative EBITDA for the three months ended December 31, 2016 was $(3.3) million compared to $(381,000) in the fourth quarter of 2015. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

The results for the fourth quarter of 2016 reflect approximately $1.7 million in non-operational costs in connection with the internal investigation that the Company conducted that was overseen by the Company’s Audit Committee regarding the previously announced restatement. No similar expenses were incurred in the year-ago period. In addition, the Company expensed approximately $300,000 of legal fees in connection with the previously announced $1.8 million legal settlement regarding a claim brought against Ability Computer & Software Industries Ltd., a wholly-owned subsidiary of the Company, and the Company's controlling shareholders, Messrs. Anatoly Hurgin and Alexander Aurovsky. The amount was reduced in the fourth quarter of 2016 by approximately $100,000 primarily due to the final allocation of the settlement amount between Ability Computer & Software Industries Ltd. and the Company’s controlling shareholders. The aggregate settlement amount for the claim was settled at $2.12 million plus VAT, of which the Company was required to pay 70% and the aggregate VAT, and Messrs. Hurgin and Aurovsky were each required to pay half of the remaining balance.

2016 Full-Year Financial Summary

Due to the significant decline in revenues and an increase in legal and professional services fees, the Company has suffered losses from operations, and has a net capital deficiency that, along with other matters, raises a substantial doubt about its ability to continue as a going concern.

Revenues for the full-year 2016 were $16.5 million compared with $52.2 million for 2015. The decrease was primarily due to customer adoption of ULIN, which has been much slower than the Company had anticipated, the project-oriented nature of Company’s business and the completion of a number of large projects in 2015, as well as the ongoing transition to a revenue stream more focused on ULIN.

Gross margin for 2016 was 47.8% compared with 43.1% for 2015. The increase was primarily due to the absence of cost of revenues in 2016 in connection with the first sale of ULIN due to the waiver of the ULIN supplier of its right to the excess of the 50% of the net revenues generated from such sale over the minimum commitment amount such supplier is entitled to.

Net loss for the year ended December 31, 2016 was $(8.1) million, or $(0.33) per basic and diluted share, compared with net income of $14.8 million, or $0.60 per basic and diluted share, for the year ended December 31, 2015. Negative EBITDA for the full year 2016 was $(6.4) million compared to a positive $18.0 million in 2015. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results. For the year ended December 31, 2016, the Company incurred $4.6 million in non-operating expenses, including $2.6 million in legal and professional services fees in connection with the internal investigation the Company conducted that was overseen by Company’s Audit Committee and $2.0 million in connection with a legal settlement and related legal fees, as mentioned above.

Balance Sheet Highlights

Cash and cash equivalents at December 31, 2016 totaled $11.8 million compared to $25.8 million as of December 31, 2015. Cash used in operating activities was $10.6 million for the full year 2016 compared with cash provided by operating activities of $10.2 million for the full year 2015. Shareholders' equity totaled $9.7 million as of December 31, 2016 compared with $17.8 million as of December 31, 2015.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“Ability”) and Ability Security Systems Ltd.

Headquartered in Tel Aviv, Israel, Ability was founded in 1994. Ability provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Ability has sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: 917-607-8654

msegal@ms-ir.com

or

Brett Maas

Tel: 646-536-7331

brett@haydenir.com

Ability Inc.

Consolidated Statements of Balance Sheets

	Audited
	December 31,	December 31,
	2016	2015
	U.S. Dollar in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (VIE - $764 thousand as of December 31, 2015)	$11,840	$25,829
Restricted deposits	$1,758	$325
Restricted deposit for put option	$12,028	$-
Accounts receivable (VIE - $593 thousand as of December 31, 2015)	$3,173	$3,804
Inventory*	$481	$1,476
Accumulated costs with respect to projects in excess of progress payments	$151	$-
Due from Controlling Shareholders	$196	$574
Income tax receivable	$267	$-
Other current assets (VIE - $137 thousand as of December 31, 2015)	$353	$1,812
Total Current Assets*	$30,247	$33,820

NON-CURRENT ASSETS:
Other long term assets	$-	$112
Restricted deposit for put option	$-	$11,900
Property and equipment, net	$1,588	$757
Total Non-Current Assets	$1,588	$12,769

Total Assets*	$31,835	$46,589

LIABILITIES & SHAREHOLDER'S EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$270	$60
Accounts payable, accrued expenses and other accounts payable*	$4,952	$1,844
Put option liability	$11,900	$-
Income tax payable	$32	$6,062
Accrued expenses and accounts payable with respect to Projects (VIE - $588 thousand as of December 31, 2015)*	$4,734	$6,967
Due to related company	$-	$600
Progress payments in excess of accumulated costs with respect to Projects*	$-	$1,019
Total Current Liabilities*	$21,888	$16,552

NON CURRENT LIABILITIES:
Other accounts payable	$-	$112
Put option liability	$-	$11,900
Accrued severance pay	$245	$270
Total Non Current Liabilities	$245	$12,282

Total Liabilities*	$22,133	$28,834

SHAREHOLDERS' EQUITY
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2016 and December 31, 2015.	$-	$-
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,756,142 and 25,276,142 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively.	$3	$3
Additional paid in capital	$18,560	$18,560
Accumulated deficit (VIE - $906 thousand as of December 31, 2015)	$(8,861)	$(808)
Total Shareholders' Equity	$9,702	$17,755
Total Liabilities and Shareholders' Equity*	$31,835	$46,589

* Reclassified

Ability Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Unaudited		Audited
	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
	U.S. Dollar in thousands, except per share data

Revenues	$2,538	$1,967	$16,508	$52,151
Cost of revenues	$1,164	$1,705	$8,617	$29,654
Gross profit	$1,374	$262	$7,891	$22,497

Sales and marketing expenses	$1,317	$440	$5,323	$3,305
General and administrative expenses	$3,795	$259	$9,662	$1,317
Operating income (loss)	$(3,738)	$(437)	$(7,094)	$17,875

Finance (income) expenses, net	$(116)	$57	$(127)	$99
Income (loss) before income taxes	$(3,622)	$(494)	$(6,967)	$17,776

Income taxes (benefit) expenses	$210	$(114)	$1,086	$3,023
Net Income (loss)	$(3,832)	$(380)	$(8,053)	$14,753

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874	24,582,874	24,582,874

Earnings (loss) per ordinary basic and diluted	$(0.16)	$(0.02)	$(0.33)	$0.60

Ability Inc.

Consolidated Statements of Cash Flows

	Audited
	Year ended
	December 31,
	2016	2015
	U.S. Dollar in thousands
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$(8,053)	$14,753

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	$149	$132
Amortization	$193	-
Impairment of inventory	$201	-
Impairment of fixed assets	$114	-
Capital (gain) loss	$(10)	$18
Change in operating assets and liabilities:
Restricted deposits	$(1,433)	$162
Accounts receivable	$631	$(3,756)
Inventory*	$(311)	(799)
Deferred taxes	$-	$(423)
Other current assets	$1,459	$(1,180)
Restricted deposit for put option	$(128)	$-
Accrued payroll and other compensation related accruals*	$210	$(291)
Accounts payable, accrued expenses and other accounts payable*	$3,108	$1,030
Income tax payable	$(2,674)	$2,426
Accrued expenses and accounts payable with respect to Projects*	$(2,233)	$2,618
Due to related company	$(600)	$600
Progress payments in excess of accumulated costs with respect to Projects*	$(1,170)	$(5,304)
Accrued severance pay	$(25)	$171
Total adjustments	$(2,519)	$(4,596)
Net cash provided by (used in) operating activities	$(10,572)	$10,157

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Property and equipment	$(182)	$(353)
Proceeds from sale of Property and equipment	$10	$158
Loans repaid by related company, net	$-	$709
Net cash provided by (used in) investing activities	$(172)	$514

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Reverse Merger, net of transactions costs	$-	$18,995
Dividends paid	$-	$(14,951)
Due from/to Controlling Shareholders, net *	$378	$(595)
Withholding taxes paid by the Company on behalf of the Controlling shareholders’ with respect to dividends distributed	$(4,393)	-
Withholding taxes paid by the Controlling Shareholders to the Company with respect to dividends distributed, to be paid by the Company to the Israeli Tax Authorities	$770	$-
Net cash provided by (used in) financing activities	$(3,245)	$3,449

Net Change In Cash	$(13,989)	$14,120
CASH AT BEGINNING OF THE YEAR	$25,829	$11,709
CASH AND CASH EQUIVALENTS AT END OF THE FISCAL PERIOD	$11,840	$25,829

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks’ charges	$36	$40
Income tax	$3,758	$568

* Reclassified

Ability Inc.

Consolidated Statements of EBITDA

	Unaudited		Audited
	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
	U.S. Dollar in thousands

Operating income (loss)	$(3,738)	$(437)	$(7,094)	$17,875
Depreciation	$37	$56	$149	$132
Amortization	$193	$-	$193	$-
Impairment of inventory	$201	$-	$201	$-
Impairment of fixed assets	$-	$-	$114	$-
EBITDA income (loss)	$(3,307)	$(381)	$(6,437)	$18,007